REPORT MADE PURSUANT TO SECTION 111
OF THE BRITISH COLUMBIA SECURITIES ACT

1.	Name and Address of Offeror:

Trans-Orient Petroleum Ltd., 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3.

2.	Name and Address of the Target Company:

Austral Pacific Energy Ltd., 284 Karori Road, PO Box 17258, Wellington, New Zealand

3.	Number of securities of the Target Company that were acquired by the Offeror:

Trans-Orient Petroleum Ltd., acquired ownership of 836,845 common shares (equal to 5.12% of the outstanding shares of the Target Company) at a price of US$1.50 per share, for total consideration of US$1,255,267.50 through the exercise of share purchase warrants dated December 4, 2003.

4.
Beneficial ownership of, and the control or direction over, any of the securities of the Target Company by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition:

Peter Loretto, the control person of the offeror, as a consequence beneficially owns or exercises control or direction over, 2,189,440 common shares (equal to 13.40% of the outstanding shares of the Target Company) and share purchase warrants to purchase 382,750 shares (equal to 2.29% of the common shares of the target Company on a diluted basis). Of the total common shares of 2,189,440 held, 1,240,990 common shares and 382,750 warrants are held by Trans-Orient.

5.	Name of the market in which the transaction took place:

Not applicable.

6.
The purpose of the Offeror, and of all persons acting jointly or in concert with the Offeror, in making the acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror, to increase the beneficial ownership of, or control or direction over, any of the securities of the Target Company:

Investment purposes. The Offeror may acquire additional securities in the market or otherwise, for investment purposes.

7.	Names of all persons acting jointly or in concert with the Offeror in connection with the securities of the Target Company:

Peter Loretto is the controlling shareholder of Trans-Orient and accordingly, Mr. Loretto and Trans-Orient are deemed to be acting jointly or in concert.

DATED this 9th day of December, 2004.
Trans Orient Petroleum Ltd per:“Peter Loretto”
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Peter Loretto, President and CEO